Exhibit 12.1
Chatham Lodging Trust
Computation of Ratio of Earnings to Combined Charges and Preferred Share Dividend(1)

	2017	2016	2015	2014	2013
Calculation of Earnings
Pretax income from continuing operations	30,076	31,394	33,438	67,186	3,106
Plus: Fixed charges	29,960	30,344	29,205	21,619	11,825
Plus: Amortization of capitalized interest	—	—	—	—	—
Plus: Distributed income of equity investees	3,218	7,228	8,914	2,053	13,939
Plus: Share of pre-tax losses of equity investees for which charges from guarantees are included in fixed charges	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total Earnings	63,254	68,966	71,557	90,858	28,870

Fixed Charges
Interest expense (including amortization of issuance costs)	27,901	28,297	27,924	21,354	11,580
Preferred dividends	—	—	—	—	—
Accruals for guarantees of other parties' obligations	—	—	—	—	—
Estimated interest component of rental expense	2,059	2,047	1,281	265	245
Total Combined Fixed Charges and Preferred Share Dividends	29,960	30,344	29,205	21,619	11,825

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	2.11	2.27	2.45	4.20	2.44

(1)	We have not issued preferred shares and, accordingly, no preferred share dividends were declared or paid for any of the periods presented.